October 16, 2009

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4631
Washington, D.C. 20549

Re:	Nobility Homes, Inc. Form 10-K for the year ended November 1, 2008 Form 10-Q for the period ended May 2, 2009 Your File No.: 000-06506

Dear Mr. Decker:

        The following information is furnished in response to the comments in your letter to me dated September 22, 2009. Both the comments and Nobility Homes, Inc.‘s (“Nobility”) responses thereto are provided below for your convenience.

Form 10-K for the year ended November 1, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment on your Form 10-K and Form 10-Q management certificates which require an amendment, all other revisions may be included in your future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Investments in Retirement Community Limited Partnerships, page 11

2.	We note your response to comment 4 from our letter dated July 24, 2009. Please revise your proposed future filing disclosures to disclose the types of specific factors that you would consider to be indicators of possible impairment. Please also revise to more clearly explain how you evaluate your investment to ensure that the current fair value is more than the investment’s carrying amount as of each period end. Please refer to paragraph 19(h) of APB 18.

Response: The Company’s future filings will discuss the evaluation of its investments in retirement community limited partnerships for impairment with language similar to:

Mr. Rufus Decker
October 16, 2009

        Nobility’s investments in the retirement communities are evaluated for possible impairment as facts and circumstances present themselves. The major factor that is considered to be an indicator of possible impairment would be the significant and/or permanent decline in actual or forecasted sales or no sales activity in the retirement communities. When it is determined that the retirement communities do not have the ability to weather such event, then an impairment charge may be taken. We receive financial statements on each community quarterly and compare those financial statements with our investment expectations. In addition, by being the sole supplier of homes to the two communities we know on a daily basis how many homes are sold. We also get a monthly inventory report showing all homes set up as models, all homes sold waiting for closing, all homes with 15% deposits waiting for a closing date, plus homes sold for the month. We follow the number of customers booked into the communities on the “guest house” program and monitor the communities’ advertising and marketing plans and programs. With a manufactured home community, each home sold increases the monthly rental income and increases the value of the community since the new homeowner agrees to pay a monthly payment to the community for the community’s amenities and the land upon which the home is located. We continually analyze this information provided for any indicators of possible impairment. To date, the Company does not believe our investments in the retirement community limited partnerships are impaired.

Consolidated Financial Statements

Note 1 – Reporting Entity and Significant Account Policies, page 19

3.	We note your response to comment 9 from our letter dated July 24, 2009. As previously requested, please show us how you will expand your disclosures in future filings to provide the disclosures required by paragraph 13 of FIN 45. This will enable us to obtain a better understanding of your guarantees and how you have accounted for them.

Response:  The Company’s future filings will provide the disclosures required by paragraph 13 of FIN 45 with language similar to:

On May 20, 2009, the Company became a guarantor on a $5 million note payable entered into by Majestic 21, a joint venture in which the Company owns a 50% interest. The $5 million guarantee of Majestic 21‘s debt is for the life of the note which matures on the earlier of May 31, 2019 or when the principal balance is less than $750,000. The amount of the guarantee declines with the amortization and repayment of the loan. As collateral for the loan, 21st Mortgage Corporation (our joint venture partner) has granted the lender a security interest in a pool of loans encumbering homes sold by Prestige Homes Centers, Inc. If the pool of loans securing this note should decrease in value so that the note’s outstanding principal balance is in excess of 80% of the principal balance of the pool of loans, then Majestic 21 would have to pay down the note’s principal balance to an amount that is no more than 80% of the principal balance of the pool of loans. The Company and 21st Mortgage are obligated jointly to contribute the amount necessary to bring the loan balance back down to 80% of the collateral provided. We do not anticipate this happening due to the pool of loans securing the note having 25% excess collateral, what has historically been and what we continue to believe are adequate loan loss reserves in Majestic 21 and the strength of the underlying collateral. Based upon management's analysis, the fair value of the guarantee is not material and as a result, no liability for the guarantee has been recorded in the accompanying balance sheets of the Company.

Mr. Rufus Decker
October 16, 2009

Note 3 – Related Party Transactions, page 25

4.	Please provide us with your significance test calculations under Rule 8-04 of Regulation S-X demonstrating that your fiscal 2008 purchases of a 49% interest in Walden Wood, II Ltd. and a 49% interest in CRF III, Ltd. did not meet any of the significance requirements for providing audited financial statements and/or pro forma information in a Form 8-K filing.

Response:   The significance test calculations performed by the Company in accordance with Rule 8-04 of Regulation S-X are as follows:

1)   Comparison of investments in and advances to the acquiree to total assets of the Company:

Investment in Walden Woods as of November 5, 2007	2,360,000
Total Assets of Nobility Homes, Inc. as of November 3, 2007	47,451,899
4.97%

Investment in Cypress Creek as of December 10, 2007	4,030,000
Total Assets of Nobility Homes, Inc. as of November 3, 2007	47,451,899
8.49%

2) Comparison of Company's proportionate share of acquiree's assets to total assets:

Investment in Walden Woods as of November 5, 2007	2,360,000
Total Assets of Nobility Homes, Inc. as of November 3, 2007	47,451,899
4.97%

Investment in Cypress Creek as of December 10, 2007	4,030,000
Total Assets of Nobility Homes, Inc. as of November 3, 2007	47,451,899
8.49%

3)   Comparison of equity in income from acquiree to net income of the Company:

Equity in the income from continuing operations of Walden Woods as of November 5, 2007	-
Net income of Nobility Homes, Inc. for the year ended November 3, 2007	4,081,660
0.00%

Equity in the income from continuing operations of Cypress Creek as of December 10, 2007	-
Net income of Nobility Homes, Inc. for the year ended November 3, 2007	4,081,660
0.00%

Mr. Rufus Decker
October 16, 2009

Note 4 — Inventories, page 26

5.	Please revise your filing to disclose the methods for determining lower of cost or market value of your inventory as described in your response to comment 13 from our letter dated July 24, 2009. Please also revise to more clearly explain what it means to use the standards “established by the Kelly Blue Book for manufactured housing.”

Response:   The Company’s future filings will discuss the methods for determining lower of cost or market values as follows:

New home inventory is carried at the lower of cost or market value. The cost of finished home inventories is determined on the specific identification method. Under the specific identification method, if finished home inventory can be sold for a profit there is no basis to write down the inventory below the lower of cost or market value. Pre-owned home inventory is carried at the lower of cost or market value. Each specific model’s market value is determined using the standards established by the NADA (National Automobile Dealers Association) manufactured housing cost guide book. This guidebook is HUD Title 1, Fannie Mae and Freddie Mac approved, and the Department of Veteran Affairs recognizes it for appraisal (cost approach) and review purposes. The Company compares the model's market value to the NADA manufactured housing cost guide book on a quarterly basis or more often as facts and circumstances cause the Company to believe any changes in valuation have occurred.

Exhibits 31 (a) and 31(b)

6.	Please amend your Form 10-K for the period ended November 1, 2008 as well as your Form 10-Qs for the periods ended January 31, 2009 and May 2, 2009 so that the opening paragraph of bullet point 4 of your management certifications includes the reference to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting. Your amended management certifications should conform to the wording provided in Item 601 (B)(31) of Regulation S-K. When you amend your filings, please be sure to also include currently dated management certifications, which refer to the Form 10-K/A or the 10-Q/A as appropriate. Please refer to Section 246.13 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Regulation S-K. The interpretations are available on our website at:

http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

Response:   On October 5, 2009, the Company amended its Form 10-K for the period ended November 1, 2008 and its Form 10-Q’s for the periods ended January 31, 2009 and May 2, 2009 to add the management certifications regarding establishing and maintaining internal control over financial reporting.

Form 10-Q for the Period Ended August 1, 2009

Unaudited Consolidated Financial Statements

Mr. Rufus Decker
October 16, 2009

Note 5 — Investment in Manufactured Home Communities, page 10

7.	Please revise to the provide summarized financial information for Walden Woods, Cypress Creek, and Majestic 21 as required by Rule 4-08(g) of Regulation S-X. Refer to Rule 10-01(b)(l) of Regulation S-X.

Response:   The Company’s future filings will provide summarized financial information for Walden Woods, Cypress Creek, and Majestic 21 as required by Rule 4-08(g) of Regulation S-X with language similar to:

        The following is summarized financial information of the Company’s joint venture, Majestic 21:

	August 1, 2009	November 1, 2008

Total Assets	$13,730,823	$9,112,378
Total Liabilities	$9,870,798	$5,359,672
Total Equity	$3,860,025	$3,752,706
Net Income	$274,324	$567,386

        The following is summarized financial information of Walden Woods and Cypress Creek:

	June 30, 2009	September 30, 2008

Total Assets	$21,496,978	$22,250,102
Total Liabilities	$18,373,637	$18,423,163
Total Equity	$3,860,025	$3,826,939
Net Income	$(504,214)	$(968,889)

8.	Please revise your future filings to disclose the difference between the amount at which your investments are carried and the amount of the underlying equity in net assets and the accounting treatment for the difference. If there are no such differences, please indicate that in your filing. Please refer to paragraph 20(a) of APB 18.

Response:   The Company's future filings will provide the following:

With regard to our investment in Majestic 21, there are no differences between our investment balance and the amount of underlying equity in net assets owned by Majestic 21 by the Company.

The only difference between the Company’s investment balances in Walden Woods and Cypress Creek and the amount of underlying equity in net assets owned by the Company that is recorded on each partnership’s balance sheet is caused by each partnership’s founding partner not stepping up the original cost basis to fair market value its contribution of land to the partnership, which is in accordance with generally accepted accounting principles, since the founding partner formed the partnership.

Mr. Rufus Decker
October 16, 2009

Note 11 — Commitments and Contingent Liabilities, page 13

9.	In order for us to more fully understand how you account for the finance revenue sharing agreement with 21st Mortgage, please tell us the following:

•	The value of defaulted loans that you have purchased back from 21st Mortgage during each of the years presented in your filing and each of your fiscal 2009 interim periods to date as well as the value of the associated collateral received in connection with the repurchased defaulted loans;

Response:		No. of Loans	Aggregate Value of Loan	Value of Collateral
	Prior to First Quarter 2009	-	$-	$-
	First Quarter 2009	35	$3,135,510	$3,135,510
	Second Quarter 2009	12	$1,046,397	$1,046,397
	Third Quarter 2009	10	$1,127,568	$1,127,568

Management feels that the fair value of the above collateral closely approximates market value and/or the carrying amount recorded for these repurchased homes (recorded at the amount outstanding on the loan when repossesed) on the books of the Company.

•	The amount of gains or losses recognized on the subsequent sale of the collateral during each of the years presented in your filing and each of your fiscal 2009 interim periods to date;

Response: Four homes were sold during the third quarter of 2009 for a cumulative gain of $46,300. No individual losses were incurred on any of these four homes sold.

•	Clarify who recognizes the gain or loss for any differences between the unpaid balance of the defaulted loan and the fair value of the collateral received upon foreclosure;

Response: Our subsidiary, Prestige Home Centers, Inc., would recognize any differences between the unpaid balance of the defaulted loan and the fair value of the collateral as a loss when we receive the home. There would be no initial gains because the home is recorded at fair value of collateral received which equals the balance of the defaulted loan. Any gains and subsequent increase in fair value would be recognized when the sale of the home to an unrelated third party occurs.

•	Clarify what you mean by you have “agreed to repurchase the loan balance from any defaulted loans which were financed under the finance revenue sharing agreement”. Based on your disclosures and in particular, your statement of cash flows, it appears you are actually purchasing the collateral underlying the defaulted loan, not the loan itself;

Mr. Rufus Decker
October 16, 2009

Response: The Company is repurchasing the collateral consisting of either the home or home and land for the amount of the loan receivable (not including accrued interest) carried by 21st Mortgage Corporation.

The Company’s future filings will provide the following information:

The Company has a finance revenue sharing agreement with 21st Mortgage Corporation. Pursuant to this agreement, the Company refers its customers to 21st Mortgage Corporation for financing on manufactured homes sold through the Company’s retail sales centers. Under the finance revenue sharing agreement, the Company has agreed to repurchase any repossessed homes and related collateral from 21st Mortgage Corporation that were financed under the agreement. The repurchase price is the remaining loan balance (plus 21st Mortgage Corporation’s legal fees). If the loan included a mortgage on the land, we receive the land in addition to the home. If the loan only had the home as collateral we only get the home and are required to move it off the location where it was previously sited. After the Company re-sells the homes, the Company receives the full proceeds from the sale of the home, plus a reimbursement from 21st Mortgage Corporation for liquidation expenses. The reimbursement covers the Company’s cost of transporting homes, repairing homes to resale condition, remarketing homes and all other liquidation expenses. The Company and 21st Mortgage Corporation have agreed that the reimbursement for: (a) a home only repurchase will not exceed 60% of the Company’s purchase price nor will it be less than 40% of the Company’s repurchase price; and (b) a home and land repurchase will not exceed 45% of the Company’s purchase price nor will it be less than 25% of the Company’s purchase price. Based on this formula, management does not expect the sale prices of these homes to create a loss for the Company on its portfolio of pre-owned homes obtained pursuant to the finance revenue sharing agreement, nor have we incurred any such losses to date.

•	Revise your MD&A to quantify the positive or negative impact that the re-sale of collateral from defaulted loans had upon your results of operations for each period presented;

Response: The Company’s future filings will quantify the positive or negative impact that the re-sale of collateral from defaulted loans had upon our results of operations for each period presented with language similar to:

The positive impact upon results of operations from the re-sale of the collateral for defaulted loans has been $46,300 since there have only been 4 re-sales during the 3rd quarter of 2009.

Mr. Rufus Decker
October 16, 2009

There has been no negative results of operations that have resulted from the re-sale of the collateral of defaulted loans.

•	Revise your filing to clarify your statement that you “receive the full proceeds from the sale of the home, plus up to an additional 60% of the payoff amount”. It is unclear how the payoff amount is reflected in your financial statements;

Response: If the Company’s reimbursement from 21st Mortgage Corporation exceeds the Company’s actual liquidation expenses, the difference is recognized as revenue. If the Company’s reimbursement from 21st Mortgage Corporation is less than the Company’s actual liquidation expenses, the difference is charged against revenue. As provided previously above, the Company’s future filings will discuss the Company receiving the full proceeds from the sale of the home, plus up to an additional 60% of the payoff amount with language similar to:

The Company has a finance revenue sharing agreement with 21st Mortgage Corporation. Pursuant to this agreement, the Company refers its customers to 21st Mortgage Corporation for financing on manufactured homes sold through the Company’s retail sales centers. Under the finance revenue sharing agreement, the Company has agreed to repurchase any repossessed homes and related collateral from 21st Mortgage Corporation that were financed under the agreement. The repurchase price is the remaining loan balance (plus 21st Mortgage Corporation’s legal fees). If the loan included a mortgage on the land, we receive the land in addition to the home. If the loan only had the home as collateral we only get the home and are required to move it off the location where it was previously sited. After the Company re-sells the homes, the Company receives the full proceeds from the sale of the home, plus a reimbursement from 21st Mortgage Corporation for liquidation expenses. The reimbursement covers the Company’s cost of transporting homes, repairing homes to resale condition, remarketing homes and other liquidation expenses. The Company and 21st Mortgage Corporation have agreed that the reimbursement for: (a) a home only repurchase will not exceed 60% of the Company’s purchase price nor will it be less than 40% of the Company’s repurchase price; and (b) a home and land repurchase will not exceed 45% of the Company’s purchase price nor will it be less than 25% of the Company’s purchase price. Based on this formula, management does not expect the sale prices of these homes to create a loss for the Company on its portfolio of pre-owned homes obtained pursuant to the finance revenue sharing agreement, nor have we incurred any such losses to date.

•	Revise your filing on page 14 to disclose the years during which the 57 repurchased loans were originated. To the extent that repurchased loans were originated over a variety of years, please provide this information for groups of loan with origination dates ranging from 2-3 years (for example, the value of repurchased loans originated from 2003-2005 was $XXX, the value of repurchased loans originated from 2006-2008 was $XXX); and

Mr. Rufus Decker
October 16, 2009

Response: The Company’s future filings will discuss the evaluation of its investments in retirement community limited partnerships for impairment with language similar to:

During the nine months ended August 1, 2009, the Company was required to purchase 57 homes totaling $5,309,475 under its finance revenue sharing agreement. Of the 57 homes that were purchased, 15 homes were related to loans originated from 2003-2005 and were repurchased for $1,350,232; and 42 homes were related to loans originated from 2006-2008 and were repurchased for $3,959,243. These homes and land have been included in pre-owned manufactured homes in inventory (see Note 2). To date, the Company has sold 4 of the repurchased homes for $294,100 and received $46,300 from 21st Mortgage Corporation for liquidation expenses. No losses have been incurred to date and management does not expect that any losses will be incurred in connection with the finance revenue sharing agreement as it relates to repurchased homes.

•	Provide us with example journal entries recorded by both you and 21st Mortgage Corporation when a loan subject to the finance revenue sharing agreement defaults, you repurchase the loan, take back the collateral, and re-sell the underlying collateral.

Response: Repurchase of the loan receivable and collateral from 21st Mortgage

21st Mortgage: Cash XX
Loan receivable XX
The Company: Inventory XX
Cash XX
Re-sale of the collateral to third party purchaser
Cash XX
Cost of goods sold XX
Revenue XX
Inventory XX

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investment in Majestic 21, page 22

Mr. Rufus Decker
October 16, 2009

10.	We note your response to comment 21 from our letter dated July 24,2009. Please revise to quantify the portion of your JV’s $80 million loan portfolio that is considered delinquent as of period end.

Response:   The Company’s future filings will discuss the loan portfolio that is subject to the finance revenue sharing agreement with language similar to:

Under the finance revenue sharing agreement, loans that are 30 days past due are considered to be delinquent. At August 1, 2009, 6.76% of the loans in the portfolio subject to the finance revenue sharing agreement were delinquent. At August 1, 2009, there were loan loss reserves of 7.82% of the finance revenue sharing agreement’s loan portfolio. The joint venture partnership is monitoring loan loss reserves on a monthly basis and is adjusting the loan loss reserves as necessary.

11.	Your response to comment 23 from our letter dated July 24, 2009 indicates that your JV has $740,000 of loan loss reserves as of May 2, 2009. This statement appears inconsistent with your response to comment 21 in which you indicated that the loan loss reserve was in excess of $5 million. Please revise to address these apparent inconsistencies. Please also revise to indicate the specific time period during which your 9 year guarantee of Majestic 21‘s note payable is effective.

Response:   On August 1, 2009 at the end of the third quarter, loan loss reserves were $577,000 or 2.1% compared to $740,000 or 2.6% at the end of second quarter 2009 on the loan portfolio of Majestic 21 not the loan portfolio under the finance revenue sharing agreement. The loan loss reserve of $5 million pertains to the loan portfolio under the finance revenue sharing agreement.

The Company’s future filings will discuss the guarantee with language similar to:

On May 20, 2009, the Company became a guarantor on a $5 million note payable entered into by Majestic 21, a joint venture in which the Company owns a 50% interest. The $5 million guarantee of Majestic 21‘s debt is for the life of the note which matures on the earlier of May 31, 2019 or when the principal balance is less than $750,000. The amount of the guarantee declines with the amortization and repayment of the loan. As collateral for the loan, 21st Mortgage Corporation (our joint venture partner) has granted the lender a security interest in a pool of loans encumbering homes sold by Prestige Home Centers, Inc. If the pool of loans securing this note should decrease in value so that the note’s outstanding principal balance is in excess of 80% of the principal balance of the pool of loans, then Majestic 21 would have to pay down the note’s principal so that the principal balance of the note is no more than 80% of the principal balance of the pool of loans. The Company and 21st Mortgage are obligated jointly to contribute the amount necessary to bring the loan back down to 80% of the collateral provided. We do not anticipate this happening due to the pool of loans securing the note having 25% excess collateral, the adequate loan loss reserves in Majestic 21 and the strength of the underlying loans. Since the guarantee is for the benefit of Majestic 21 and the Company’s joint venture partner is a general partner of Majestic 21, no liability for the guarantee has been recorded in the accompanying balance sheets of the Company.

Mr. Rufus Decker
October 16, 2009

Finance Revenue Sharing Agreement, page 22

12.	We note your response to comment 18 from our letter dated July 24, 2009. So that we may more fully understand how you account for distributions received in connection with the finance revenue sharing agreement, please revise your filing to disclose the following:

•	Describe the circumstances, if any, under which you could be required to repay any previously received distributions;

Response:   The Company’s future filings will discuss circumstances, if any, under which could be required to repay any previously received distributions with language similar to:

Pursuant to the finance revenue sharing agreement with 21st Mortgage Corporation, the Company’s subsidiaries, Prestige Home Centers, Inc. and Majestic Homes, Inc., are not required to repay any previously received distributions. However, should the Escrow Account maintained by 21st Mortgage Corporation for the loans originated pursuant to this agreement ever be less than $500,000, then Prestige and Majestic Homes must contribute an amount equal to 50% of such deficit and 21st Mortgage Corporation will credit an equal amount to the Escrow Account. If Prestige and Majestic Homes fail to contribute, they forfeit all rights to distributions under the finance revenue sharing agreement but will be required to continue purchasing repossessed homes under the agreement.

•	Confirm that distributions received under this agreement are recorded in your financial statements in the income statement line item titled “earnings from finance revenue sharing agreement” and tell us whether there are any other amounts which would be recognized within this line item; and

Response: Distribution from the finance revenue sharing agreement is the only item recorded in earnings from finance revenue sharing agreement.

•	If your distributions are subject to clawback provisions, please tell us how you determine when the earnings process is complete.

Response: There are no clawback provisions. Once the distributions are paid, the earnings process is complete.

**********

Mr. Rufus Decker
October 16, 2009

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

        If you should have any additional questions, please contact the undersigned at (352)732-5157.

Sincerely Lynn J. Cramer Treasurer and Principal Accounting Officer